Exhibit 99.1

LATAM Airlines Group Projects Operation of 69% for December, Confirming the Forecast Announced for the End of 2021

●	The group confirms the estimate of ending the year over 65% of operations compared to 2019. The increases in the operational projection for Colombia (+14 pp) and Brazil (+10 pp) stand out, compared to the November projection for this period.

●	During this period, flights to Milan and London from São Paulo (Guarulhos) will resume, in addition to seasonal routes to Punta del Este (from São Paulo and Santiago) and Florianópolis (from Santiago).

Santiago (Chile), December 10, 2021 - LATAM Airlines Group’s operational passenger projection for December 2021 is estimated to reach 69% (measured in available seat kilometers - ASK) of 2019 levels, and a pre-pandemic context.

The increases in the operational projection for Colombia (+14 pp) and Brazil (+10 pp) stand out, compared to the November projection for this year. In Brazil, the increase is accompanied by new domestic routes to Jericoacoara and Vitória da Conquista, in addition to the reactivation of flights to Milan and London from São Paulo / Guarulhos. The seasonal routes Santiago-Florianópolis, São Paulo/Guarulhos-Punta del Este and Santiago-Punta del Este have also returned. With these announcements, the group maintains its expectation of closing the year with operations of over 65% of 2019 capacity levels.

LATAM plans to operate approximately 1,212 daily domestic and international flights during December, connecting 129 destinations in 18 countries. The cargo business has 1,150 flights scheduled on cargo freighters with an average utilization level that is 20% higher than the same period in 2019. These projections are subject to the evolution of the pandemic and the travel restrictions in the countries where LATAM Airlines Group operates.

In November 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 62.3% in relation to the same period in 2019, based on an operation measured in ASK (available seat-kilometers) of 62.8% compared to November 2019. The load factor decreased 0.6 percentage points, reaching 82.0%.

With regard to cargo operations, the load factor was 59.4%, which corresponds to an increase of 2.1 percentage points compared to November 2019.

LATAM Group Operational Estimate – December 2021

(Measured in ASK)

Brazil

●     74% projected operation (versus December 2019). November 2021 projection reference: 64%

o       95% domestic and 48% international

●     Total December destinations: 49 domestic (equivalent to 583 daily flights on average) and 19 international

●     Updates:

o       International: Restart São Paulo / Guarulhos - Milan/Malpensa, São Paulo/Guarulhos - London/Heathrow

o       Domestic: New routes for São Paulo/Guarulhos-Jericoacoara and São Paulo/Guarulhos-Vitória da Conquista

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

Chile

●     59% projected operation (versus December 2019). November 2021 projection reference: 56%

o       92% domestic and 47% international

●     Total November destinations: 16 domestic (equivalent to 157 daily flights on average) and 21 international

●     Updates:

o       International: Restart the seasonal route of Santiago-Florianópolis (January and February)

Colombia

●     102% projected operation (versus December 2019). November 2021 projection reference: 88%

o       137% domestic and 69% international

●     Total December destinations: 16 domestic (equivalent to 180 daily flights on average) and 4 international

●     Updates:

o       Domestic: New routes for Cali-Montería, Medellín-Pereira, Cali-Pasto, Medellín-Leticia

Ecuador

●     40% projected operation (versus December 2019). November 2021 projection reference: 34%

o       112% domestic and 16% international

●     Total December destinations: 7 domestic (equivalent to 33 daily flights on average) and 2 international

Perú

●     63% projected operation (versus December 2019). November 2021 projection reference: 62%

o       82% domestic and 55% international

●     Total December destinations: 19 domestic (equivalent to 159 daily flights on average) and 20 internationals

●     Updates:

o       International: New route for Lima-Buenos Aires/Aeroparque

Cargo	● 98% projected operation (versus December 2019). November 2021 projection reference: 82% o 91% domestic belly and 64% international belly* o 140% dedicated freighter

* Belly: merchandise transported in the cargo hold (lower deck) of the plane.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

November 2021 Traffic Report

	November				November			Year to date				Year to date
	2021	2020	% Change		2019	% Change		2021	2020	% Change		2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	6,483	3,056	112.1%		10,409	-37.7%		42,757	38,837	10.1%		113,529	-62.3%
DOMESTIC SSC (1)	1,570	702	123.7%		1,940	-19.1%		11,692	7,481	56.3%		20,123	-41.9%
DOMESTIC BRAZIL (2)	2,796	1,765	58.4%		3,148	-11.2%		20,389	14,705	38.7%		29,925	-31.9%
INTERNATIONAL (3)	2,117	590	259.1%		5,321	-60.2%		10,675	16,651	-35.9%		63,480	-83.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	7,908	4,212	87.8%		12,601	-37.2%		58,416	50,653	15.3%		135,959	-57.0%
DOMESTIC SSC (1)	2,034	975	108.6%		2,458	-17.2%		15,634	9,825	59.1%		24,852	-37.1%
DOMESTIC BRAZIL (2)	3,353	2,070	62.0%		3,743	-10.4%		25,626	18,482	38.7%		36,456	-29.7%
INTERNATIONAL (3)	2,520	1,166	116.1%		6,400	-60.6%		17,156	22,346	-23.2%		74,650	-77.0%

PASSENGER LOAD FACTOR
SYSTEM	82.0%	72.6%	9.4	pp	82.6%	-0.6	pp	73.2%	76.7%	-3.5	pp	83.5%	-10.3	pp
DOMESTIC SSC (1)	77.2%	72.0%	5.2	pp	78.9%	-1.8	pp	74.8%	76.1%	-1.4	pp	81.0%	-6.2	pp
DOMESTIC BRAZIL (2)	83.4%	85.2%	-1.9	pp	84.1%	-0.7	pp	79.6%	79.6%	0.0	pp	82.1%	-2.5	pp
INTERNATIONAL (3)	84.0%	50.6%	33.5	pp	83.1%	0.9	pp	62.2%	74.5%	-12.3	pp	85.0%	-22.8	pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,892	2,530	93.4%		6,539	-25.2%		34,810	25,308	37.5%		67,319	-48.3%
DOMESTIC SSC (1)	2,055	918	124.0%		2,373	-13.4%		15,331	8,693	76.3%		24,224	-36.7%
DOMESTIC BRAZIL (2)	2,388	1,480	61.3%		2,946	-19.0%		17,192	12,821	34.1%		28,193	-39.0%
INTERNATIONAL (3)	449	132	239.4%		1,219	-63.2%		2,288	3,793	-39.7%		14,902	-84.6%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	267	290	-7.8%		321	-16.7%		2,736	2,816	-2.9%		3,221	-15.1%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	450	427	5.6%		561	-19.7%		4,283	4,291	-0.2%		5,824	-26.5%

CARGO LOAD FACTOR
SYSTEM	59.4%	68.0%	-8.6	pp	57.3%	2.1	pp	63.9%	65.6%	-1.8	pp	55.3%	8.6	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freight subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM Group network as well as international routes that are solely used for shipping. They offer modern Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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